FILED BY E*TRADE GROUP, INC. PURSUANT TO RULE
                                            425 UNDER THE SECURITIES ACT OF 1933
                                                                SUBJECT COMPANY:
                                              WEB STREET, INC., FILE NO. 0-27705


E*TRADE Media Contact
---------------------
Heather Fondo
E*TRADE Group, Inc.
650-331-5774
hfondo@etrade.com

E*TRADE Investor Relations Contact
----------------------------------
Erica Gessert
E*TRADE Group, Inc.
415-932-5765
egessert@etrade.com

              E*TRADE GROUP, INC. EXTENDS THE SUBSEQUENT OFFERING
                PERIOD OF ITS TENDER OFFER FOR WEB STREET, INC.
                                TO JULY 13, 2001

Menlo Park, CA, July 9, 2001 - E*TRADE Group, Inc. (NYSE: ET) announced today that E*TRADE's wholly-owned subsidiary, Opus Acquisition Corp., is extending the expiration date of the subsequent offering period of its offer to acquire all outstanding shares of common stock of Web Street until midnight, Eastern time, on Friday, July 13, 2001. As a consequence of the extension of the expiration date, holders of Web Street common stock may tender shares until midnight, Eastern time, on Friday, July 13, 2001, unless the offer is further extended through the issuance of a press release. The subsequent offering period was previously scheduled to expire at midnight on Friday, July 6, 2001. Web Street shares tendered in the subsequent offering period will be immediately accepted and will be exchanged promptly for E*TRADE common stock at the exchange ratio of 0.1864 share of E*TRADE common stock for each share of common stock of Web Street. Web Street stockholders that tender their shares in the subsequent offering period will not have the right to withdraw tendered shares.

The initial period of the offer expired at midnight, Eastern time, on Friday, June 29, 2001, and all shares validly tendered and not properly withdrawn prior to that expiration have been accepted for exchange. In addition, Web Street shares tendered through Friday, July 6, 2001, have been immediately accepted for exchange. E*TRADE believes that approximately 22,536,414 Web Street shares, or 85.5% of the total issued and outstanding Web Street shares, have been validly tendered and accepted for exchange pursuant to the exchange offer, and that an additional 1,226,447 Web Street shares, or 4.6% of the total issued and outstanding Web Street shares, have been tendered pursuant to guarantee of delivery.

Web Street stockholders are urged to read the prospectus and the solicitation/ recommendation statement relating to the offer and the merger. These documents contain important information. Web Street stockholders can obtain these documents, as well as the E*TRADE documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://sec.gov. These documents are also available from E*TRADE without charge upon request to its information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, banks and brokers call collect:
(212) 750-5833, all others call toll free: (888) 750-5834.


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IMPORTANT NOTICE

E*TRADE, the E*TRADE logo and Stateless Architecture are registered trademarks of E*TRADE Securities, Inc. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the Web Street stockholders to approve the merger, if that approval is necessary, the risk that the Web Street business will not be integrated successfully and unanticipated costs of such integration, changes in market activity, anticipated increases in the rate of new customer acquisition, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by E*TRADE with the SEC relating to this transaction. Further information about these risks and uncertainties can be found in E*TRADE's Form 10K and Forms 10Q filed with the SEC. SYSTEM RESPONSE AND ACCOUNT ACCESS TIME MAY VARY DUE TO MARKET CONDITIONS, TRADING VOLUME, SYSTEM PERFORMANCE AND OTHER FACTORS.